NEWS RELEASE 08-16	July 29, 2008

FRONTEER HITS MORE HIGH-GRADE GOLD AT NEVADA PROPERTY

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that recent drilling has extended the length and width of gold mineralization at Long Canyon, further enhancing this property.

Results from 18 reverse-circulation (RC) holes include grades as high as 17.63 grams per tonne gold (0.515 ounces per ton) over 4.6 m (15 feet), as intersected in hole LC87. The results are the first from Long Canyon’s 2008 work program, which commenced in May.

Other highlights include:

  10.21 g/t (0.298 oz/ton) over 9.1 m (30 feet), within a broader zone returning 3.31 g/t (0.097 oz/ton) over 36.6 m (120 feet) in hole LC86;

  12.59 g/t (0.368 oz/ton) over 4.6 m (15 feet), within a broader zone returning 4.59 g/t (0.134 oz/ton) over 38.1 m (125 feet) in hole LC85; and,

  14.13 g/t (0.413 oz/ton) over 3.0 m (10 feet), within a broader zone returning 4.53 g/t (0.132 oz/ton) over 10.7 m (35 feet) in hole LC84

Drilling has also intersected a new area of gold mineralization located 200 metres northwest of the main zone. Highlights include:

  2.28 g/t (0.067 oz/ton) over 24.4 m (80 feet) in LC73; and,

  1.18 g/t (0.034 oz/ton) over 3.0 m (10 feet) in LC79.

Results from an additional 23 holes drilled to date will be reported as completed assays are received.

LONG CANYON DRILL RESULTS

Hole ID	From	To	Intercept Length (feet)	Au (ppb)	Au (oz/ton)	From	To	Intercept Length (metres)	Au (g/t)
LC068	205	215	10	346	0.010	62.5	65.5	3.0	0.35
	255	265	10	936	0.027	77.7	80.8	3.0	0.94
LC069		No reportable intercepts
LC070	230	245	15	562	0.016	70.1	74.7	4.6	0.56
	250	340	90	1633	0.048	76.2	103.7	27.4	1.63
including	300	310	10	7165	0.209	91.5	94.5	3.0	7.17
	445	455	10	424	0.012	135.7	138.7	3.0	0.42
	490	510	20	382	0.011	149.4	155.5	6.1	0.38
LC071	85	115	30	753	0.022	25.9	35.1	9.1	0.75
	135	165	30	986	0.029	41.2	50.3	9.1	0.99
LC073	305	315	10	383	0.011	93.0	96.0	3.0	0.38
	345	355	10	350	0.010	105.2	108.2	3.0	0.35

	370	450	80	2280	0.067	112.8	137.2	24.4	2.28
including	375	380	5	6744	0.197	114.3	115.9	1.5	6.74
	395	400	5	9468	0.276	120.4	122.0	1.5	9.47
	460	470	10	388	0.011	140.2	143.3	3.0	0.39
	520	530	10	439	0.013	158.5	161.6	3.0	0.44
LC075	360	375	15	734	0.021	109.8	114.3	4.6	0.73
LC077		No reportable intercepts
LC078		No reportable intercepts
LC079	650	660	10	1178	0.034	198.2	201.2	3.0	1.18
LC081	260	325	65	2271	0.066	79.3	99.1	19.8	2.27
including	280	295	15	6190	0.181	85.4	89.9	4.6	6.19
	345	385	40	4294	0.125	105.2	117.4	12.2	4.29
including	365	375	10	12945	0.378	111.3	114.3	3.0	12.95
LC082	335	350	15	650	0.019	102.1	106.7	4.6	0.65
LC084	330	365	35	4526	0.132	100.6	111.3	10.7	4.53
including	340	350	10	14130	0.413	103.7	106.7	3.0	14.13
LC085	250	375	125	4594	0.134	76.2	114.3	38.1	4.59
including	265	280	15	12592	0.368	80.8	85.4	4.6	12.59
	310	330	20	7902	0.231	94.5	100.6	6.1	7.90
	340	350	10	9210	0.269	103.7	106.7	3.0	9.21
	395	405	10	1102	0.032	120.4	123.5	3.0	1.10
	420	430	10	2046	0.060	128.0	131.1	3.0	2.05
	485	495	10	1947	0.057	147.9	150.9	3.0	1.95
LC086	370	490	120	3309	0.097	112.8	149.4	36.6	3.31
including	390	420	30	10208	0.298	118.9	128.0	9.1	10.21
including	400	415	15	14043	0.410	122.0	126.5	4.6	14.04
LC087	360	390	30	9378	0.274	109.8	118.9	9.1	9.38
including	365	380	15	17633	0.515	111.3	115.9	4.6	17.63
LC088	250	260	10	576	0.017	76.2	79.3	3.0	0.58
LC090	465	475	10	706	0.021	141.8	144.8	3.0	0.71
	505	520	15	425	0.012	154.0	158.5	4.6	0.43
LC091	305	335	30	1530	0.045	93.0	102.1	9.1	1.53

*The true widths of the mineralized zones have not been rigorously determined, but are thought at this time to be 70-100% of true thicknesses. The geometry of mineralization at Long Canyon is complex, and true widths may not be completely understood until delineation drilling is completed. For a comprehensive table listing previous drill results, please use the following link:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillSummary0816.pdf

For a map showing the location of drill holes, please use the following link:
www.fronteergroup.com/sites/fronteer_admin/LongCanyonMap08016.jpg

Fronteer’s initial $3.2 -million program to advance Long Canyon includes plans for 11,500-metres (37,700 feet) of drilling to extend the deposit along strike to the northeast, southwest, and down dip, with the goal of producing a project-first NI 43-101 resource estimate upon conclusion of the program. Fronteer has completed 4,100 metres (13,700) of drilling to date.

Gold mineralization at Long Canyon is strongly oxidized and begins at surface. Mineralization is typical of Carlin-style deposits and occurs in stratabound zones with both fault and collapse breccias, hosted within a sequence of lower Paleozoic carbonates.

Long Canyon, Northumberland and Sandman are currently Fronteer’s leading properties among its large, relatively untapped portfolio of gold projects in Nevada.

Fronteer has submitted a Plan of Operations to the Elko District Office of the U.S. Bureau of Land Management (BLM) to expand the drilling effort in the southwest portion of the Long Canyon project area.

Long Canyon is under option from AuEx Ventures Inc. ("AuEx") (XAU - TSX). Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility. Fronteer is expected to meet its initial earn-in obligations this year.

Robert Felder, M.Sc. and Certified Professional Geologist, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites calculated using a cut-off of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. . Reverse circulation cuttings were samples on 5.0 ft. (1.52m) intervals and assayed by American Assay Laboratories (ISO9002:2002) for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au was re-assayed and completed with a gravimetric finish. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$92 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.